UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

COMMISSION FILE NUMBER 001-34041

Evotec SE
(Translation of registrant’s name into English)

Essener Bogen 7

22419 Hamburg

Germany

Tel: +49 40 560810
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 1, 2026, Evotec SE (the “Company”) issued a press release announcing the appointment of Dr. Sarah Fakih as Head of Global Communications and Investor Relations attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Evotec appoints Dr. Sarah Fakih as EVP, Head of Global Communications and Investor Relations

SIGNATURE

Pursuant to the requirements, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec SE

By:	/s/ Christian Wojczewski
Name: Christian Wojczewski
Title: Chief Executive Officer

Date: January 1, 2026